Exhibit (a)(1)

CNL Center at City Commons 450 South Orange Avenue Orlando, Florida 32801-3336 tel 407.650.1000 800.522.3863 fax 407.650.1013 www.cnlgrowthproperties.com
September 2, 2016	Investor Inquiries: P.O. Box 219001 Kansas City, Missouri 64121-9001 toll-free 866.650.0650

Dear Stockholder:

You are receiving this cover letter and another letter regarding the same topic — a tender offer by Everest REIT Investors I. The first letter, dated August 26, 2016 (included in this mailing), outlines Everest’s first offer to buy your shares and the reasons our Board of Directors recommends you reject the offer. The letter enclosed was previously filed with the Securities & Exchange Commission and is being mailed to you for informational purposes.

On August 25, we announced a special liquidating distribution of $2.35 per share to stockholders. To reflect this distribution, we adjusted our 2015 estimated net asset value from $8.65 to $6.30 per share.

As a result, on August 30, Everest amended and reduced their tender offer from $7.00 to $4.65 per share. Their tender offer of $4.65 per share represents a 26% discount to our adjusted net asset value of $6.30 per share.

Our Board of Directors continues to recommend that stockholders reject the Everest tender offer. We believe the offer represents an opportunistic attempt to purchase your shares at a low price for their profit, and as a result, deprive you of the potential opportunity to realize the long-term value of your investment in CNL Growth Properties.

Please note we are not affiliated in any way with Everest or their offer. We strongly suggest you consult your financial and tax advisors before making any decision affecting your investment in CNL Growth Properties.

For additional context and details, please review the enclosed letter dated August 26, 2016.

Thank you for your investment and continued support of CNL Growth Properties. If you have any questions regarding the tender offer, please contact your financial advisor.

Sincerely,

Thomas K. Sittema	Stephen H. Mauldin
Chairman of the Board	Chief Executive Officer & President

Enclosure

cc: Financial advisors

Cautionary Note Regarding Forward-Looking Statements

Forward-looking statements are based on current expectations and may be identified by words such as “believes,” “anticipates,” “expects,” “may,” “could” and terms of similar substance, and speak only as of the date made. Actual results could differ materially due to risks and uncertainties that are beyond the Company’s ability to control or accurately predict, including the amount and timing of anticipated future distributions, estimated per share net asset value of the Company’s stock and/or other matters. The Company’s forward-looking statements are not guarantees of future performance. Stockholders and financial advisors should not place undue reliance on forward-looking statements.